

September 25, 2012

Via Secure E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **Re: SolarCity Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submission No. 6**
> **Submitted September 19, 2012**
> **CIK No. 0001408356**

Dear Mr. Rive:

We have reviewed the above-captioned submission, including your letters of correspondence dated September 13, 2012, September 17, 2012 and September 19, 2012. We have the following comments.

General

1. Please refer to comment eight of our letter dated June 21, 2012 and update your disclosure as appropriate or otherwise advise us as to how you intend to respond to the outstanding comment relating to the allocation of the over-allotment.

Management's Discussion and Analysis

Critical Accounting Policies

Common Stock Valuations, page 60

2. We note your response to comments one and two in our letter dated September 11, 2012. The fair value per share of your common stock was $5.88 at August 1, 2011. Aside from minimal increases of 4 cents on September 14, 2011 and an additional 6 cents on October 25, 2011, there were no significant changes in the fair value per common share until January 31, 2012. On January 31, 2012, the fair value per common share was $10.74, representing an increase of $4.76 since the previous valuation on October 25, 2011 of $5.98 per share. Your response indicates that the fair value per common share was $5.98 from October 25, 2011 through January 30, 2012 followed by an 80% increase on January 31, 2012 to arrive at a fair value per common share of $10.74. We continue to have difficulty understanding why a portion of this increase on January 31, 2012 would

not be attributable to earlier periods especially in light of the apparent improvement in company performance, which may be indicated by the 23% increase in revenues during the quarter ended September 30, 2011. Please advise.

3. The fair value of your common shares increased from $12.20 at August 9, 2012 to $18.48 at September 6, 2012, which represents an increase of approximately 51%. Please help us better understand the factors that caused such a significant increase in an approximate one month time period. Please provide us with a summary of each significant factor that impacted the fair value during this time period and correspondingly tell us the estimated amount by which each factor impacted the fair value.

4. Please provide us with a summary of any significant changes made in assumptions used in your valuations as of January 31, 2012, August 9, 2012, and September 6, 2012 as well as your basis for making these changes and the corresponding impact of those changes on the fair value per common share. For example, it appears that there were significant changes in the proposed IPO values used in your valuations. Please also tell us the proposed number of shares that you intend to sell in this offering, if available.

5. Please provide us with a summary of the valuation you performed as of August 9, 2012 using the probability-weighted expected return method. This should include a summary of the different scenarios and corresponding probability percentages assigned in a similar manner to the tables you previously provided to us for the January 31, 2012 and September 6, 2012 valuations. For the January 31, 2012, August 9, 2012, and September 6, 2012 valuations, please also show us the actual calculations which arrive at the per share fair values based on these tables.

6. For the January 31, 2012 valuation, you assigned a 10% probability to a dissolution value. For the September 12, 2012 valuation, there does not appear to be any assumed dissolution value and instead there is a 5% probability assigned to a significantly higher sales value. Please help us understand what caused you to assume a significantly lower dissolution value in your January 31, 2012 valuation. Please also address any dissolution values, if applicable, that were used in your August 9, 2012 valuation.

Where You Can Find More Information, page 154

7. Please remove the language in the fourth sentence indicating that certain statements in the prospectus "not necessarily complete."

Financial Statements

Consolidated Statements of Cash Flows, page F-6

8. We are continuing to evaluate your response to comment three in our letter dated September 11, 2012 and may have additional comments.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief